Exhibit F-1

Christie Day Cannon Assistant General Counsel Telephone: (302) 429-3826 Facsimile: (302) 429-3801 E-mail: christie.cannon@conectiv.com	800 King Street Wilmington, DE 19801 P.O. Box 231 Wilmington, DE 19899-0231
June 17, 2003
Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549
Re:	Pepco Holdings, Inc. - Application/Declaration on Form U-1 (File No. 70-[______])
Dear Sir or Madam:

I am the Assistant General Counsel for Pepco Holdings, Inc., a Delaware corporation ("PHI"), and have acted as its counsel in connection with the Application/Declaration on Form U-1 in the above-referenced proceeding (the "Application") under the Public Utility Holding Company Act of 1935, as amended (the "Act"), filed with the Securities and Exchange Commission (the "Commission") by PHI. Capitalized terms used in this letter without definition have the meanings ascribed to such terms in the Application.

In the Application, Applicant is seeking authorization under the Act to acquire, directly or indirectly through one or more subsidiary companies, a membership interest in PowerTree Carbon Company, LLC ("PowerTree"), a Delaware limited liability company, and, to the extent such approval is necessary, to transfer all or a portion of such membership interest to any associate company.

In connection with this opinion, I, or attorneys in whom I have confidence, have examined originals or copies, certified or otherwise identified to my satisfaction, of such records of PHI and its applicable subsidiaries and such other documents, certificates and corporate or other records as I have deemed necessary or appropriate as a basis for the opinions set forth herein. In my examination, I or they have assumed the genuineness of all signatures, the legal capacity of all persons, the authenticity of all documents submitted to me as originals, the conformity to original documents of documents submitted to me as certified or photostatic copies and the authenticity of the originals of such copies. As to various questions of fact material to such opinions, I have relied, when relevant facts were not independently established, upon statements contained in the Application.

I am of the opinion that, upon the issuance of the Commission's order or orders in this proceeding granting or permitting the Application to become effective with respect to the proposed transaction, and in the event that the proposed transaction is consummated in accordance with said Application and your order or orders in respect thereto:

(a)	all state laws applicable to the proposed transaction will have been complied with;
(b)

(i) PowerTree is validly organized and duly existing under the laws of Delaware, and (ii) PHI (or its designated subsidiary or subsidiaries that will become a member of PowerTree) will be entitled to all of the rights and privileges of a member of PowerTree as set forth in PowerTree's Operating Agreement;

(c)	PHI (or its designated subsidiary or subsidiaries that will become a member of PowerTree) will legally acquire the membership interest in PowerTree; and
(d)	the consummation of the proposed transaction will not violate the legal rights of the holders of any securities issued by PHI or any associate company thereof.

I am a member of the bar of the State of Delaware. I do not hold myself out as an expert in the laws of any state other than Delaware. For purposes of this opinion, with respect to all matters governed by the laws of Delaware as applicable to PowerTree, I have relied upon an opinion addressed to PHI of Morris, James, Hitchens & Williams LLP, Wilmington, Delaware, which opinion is being filed as an exhibit to the Application.

I hereby give my written consent to the use of this opinion in connection with the Application. This opinion is intended solely for the use of the Commission and may not be relied upon by any other person for any other purpose.

Very truly yours,
/s/CHRISTIE DAY CANNON Christie Day Cannon
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